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SECURITI[illegible] ,N
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolton Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Blvd., Suite 100
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen W. Nelson (901) 766-4450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

L. Douglas Shelton, CPA
(Name – *if individual, state last, first, middle name*)

2650 Thousand Oaks Blvd., Suite 2200, Memphis, TN 38118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles E. Bolton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Financial Services, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA L. LEWIS
Notary Public At Large
SHELBY COUNTY, TENN.

Signature

Chief Manager
Title

Melissa L. Lewis
Notary Public

My commission expires August 1, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON FINANCIAL SERVICES, LLC

AUDITED FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

for the year ended December 31, 2004

BOLTON FINANCIAL SERVICES, LLC

CONTENTS

L. DOUGLAS SHELTON
CERTIFIED PUBLIC ACCOUNTANT
2650 THOUSAND OAKS BLVD., SUITE 2200
MEMPHIS, TENNESSEE 38118
901-433-1985
FAX 901-433-1995

INDEPENDENT AUDITORS' REPORT

To the Partners
Bolton Financial Services, LLC
Memphis, Tennessee

We have audited the accompanying balance sheet of Bolton Financial Services, LLC as of December 31, 2004 and the related statements of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bolton Financial Services, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

L. Douglas Shelton, CPA

Memphis, Tennessee
February 25, 2005

BOLTON FINANCIAL SERVICES, LLC
BALANCE SHEET
December 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 2,142,119
Accounts receivable	771,314
Intercompany receivables (Note D)	126,958
Other assets	3,300
TOTAL CURRENT ASSETS	3,043,691
PROPERTY, PLANT, AND EQUIPMENT, net (Notes A and E)	1,508,034
	$ 4,551,725

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 187,816
Accrued bonuses	80,535
Accrued salaries and payroll taxes	7,698
Accrued expenses	10,000
Current portion of long-term debt (Note G)	65,121
TOTAL CURRENT LIABILITIES	351,170
LONG-TERM DEBT, LESS CURRENT PORTION (Note G)	862,866
TOTAL LIABILITIES	1,214,036
MEMBERS' EQUITY	3,337,689
	$ 4,551,725

See accompanying summary of accounting policies
and notes to financial statements.

BOLTON FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
for the year ended December 31, 2004

SALES	$ 9,342,375
OPERATING EXPENSES:	
Salaries and employee benefits	6,773,901
Professional fees	958,896
Depreciation	347,491
Travel and entertainment	138,767
Rent	136,607
Office expenses	108,966
Technical support	55,911
Quote service	52,988
Consulting	42,286
Regulatory fees	23,687
Telephone	12,807
Taxes	9,752
Miscellaneous	(4,917)
Total Operating Expenses	8,657,142
INCOME FROM OPERATIONS	685,233
OTHER INCOME (EXPENSE):	
Interest income	28,589
Interest expense	(18,501)
Loss on aircraft operations	(109,182)
Total other income	(99,094)
NET INCOME	$ 586,139

See accompanying summary of accounting policies
and notes to financial statements.

BOLTON FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
for the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 586,139
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	376,553
(Increase) decrease in:	
Accounts receivables	512,654
Intercompany receivables	62,592
Increase (decrease) in:	
Accounts payable	168,060
Accrued bonuses	67,890
Accrued salaries and payroll taxes	(67,069)
NET CASH PROVIDED BY OPERATIONS	1,706,819
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(1,497,887)
NET CASH (USED) BY INVESTING ACTIVITIES	(1,497,887)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on debt	(48,841)
Proceeds from debt issuance	976,828
NET CASH (USED) BY FINANCING ACTIVITIES	927,987
NET DECREASE IN CASH	1,136,919
CASH, December 31, 2003	1,005,200
CASH, December 31, 2004	$ 2,142,119

See accompanying summary of accounting policies and notes to financial statements.

BOLTON FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2004

	Common Stock no par value 2,000 shares authorized, issued and outstanding	Additional Paid-in Capital	Members' Equity	Total Members' Equity
	$	$	$	$
Balance at December 31, 2003	64,000	25,304	2,662,246	2,751,550
Additions	-	-	-	-
Distributions	-	-	-	-
Net income	-	-	586,139	586,139
	----------	----------	-----------	----------
Balance at December 31, 2004	64,000	25,304	3,248,385	3,337,689
	==========	==========	===========	==========

See accompanying summary of accounting policies and notes to financial statements.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Bolton Financial Services, LLC, ("BFS") formerly knows as Bolton Financial Services, Inc., converted to a Tennessee limited liability company in February 2001 and is a registered Broker/Dealer with the NASD. BFS is an Approved Member and an Introducing Broker with the NFA.

Property and Equipment

Property and equipment is stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years. Depreciation expense is net of $29,062, which was allocated to Bolton Asset Management, LLC under resource sharing agreement.

Expenditures for repairs and maintenance are charged to expense and renewals and replacements are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

Bolton Financial Services, LLC is taxed as a partnership under the Internal Revenue Code. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal income taxes related to the LLC is included in these financial statements.

Cash and Cash Equivalents

For purposes of these financial statements, the Company considers highly liquid investments with a maturity of three months or less to be cash equivalents. At December 31, 2004, cash exceeded FDIC insurance by $2,042,119.

NOTE B - OPERATING LEASES

The Company leases its offices and various equipment. These leases expire through October 2008. Leases that expire for real property are anticipated to be renewed or replaced by other leases.

Minimum lease payments for the five years subsequent to December 31, 2004 are:

2005	$ 131,460
2006	123,329
2007	115,646
2008	4,870
2009	-
Total	$ 375,305

Lease expense for year ended December 31, 2004 was $142,310.

NOTE C - EMPLOYEE BENEFIT PLANS

The Company has instituted a 401(k) retirement savings plan for all its eligible employees. The Company's funding policy is to make matching contributions of 100% of the first $1,000 and 50% of the second $1,000. Total company match per participant would not exceed $1,500. For the year ended December 31, 2004, the Company contributed $18,000 for matching contributions.

NOTE D - RELATED PARTY TRANSACTIONS

The Company paid various operating expenses for companies related by common control. These companies owed Bolton Financial Services a total of $189,550 as of December 31, 2004 relating to these expenses. Intercompany receivables are as follows:

Bolton Asset Management, LLC	$ 118,281
Bolton Capital Planning, LLC	6,599
Clear Creek Investment Management, LLC	1,927
Bolton Investment Group, LP	151
	$ 126,958

The Company entered into a Resource Sharing Agreement with Bolton Asset Management, LLC ("BAM"). This agreement allows the Company to share the cost of certain resources with BAM based on gross revenues excluding performance fees. Under this agreement the Company allocated operating expenses totaling $223,762 to BAM.

NOTE D - RELATED PARTY TRANSACTIONS, continued

The Company paid a salary in the amount of $500,000 and a year-end bonus of $3,000,000 to Charles E. Bolton, a stockholder and one of the members of the Company, for the year ended December 31, 2004.

NOTE E - PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment at December 31, 2004 are as follows:

Aircraft	$1,476,828
Computer software	6,783
Equipment	68,693
Computer hardware	139,683
Leasehold improvements	362,889
Furniture and fixtures	194,294
	2,249,170
Less: accumulated depreciation	(741,136)
	$1,508,034

NOTE F - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and of Rule 1.17 of the Commodities and Exchange Act as amended, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital requirements may fluctuate on a daily basis. At December 31, 2004, the Company has net capital and net capital requirements of $928,083 and $30,000 respectively.

NOTE G - LONG TERM DEBT

Long-term debt at December 31, 2004 is as follows:

Prime or Variable note payable to bank, collateralized by an airplane, payable in 20 quarterly installments of $16,280.33, excluding interest, with the remaining principal balance due March 10, 2009.	$ 927,987
Less current maturities	65,121
Long-term debt	$ 862,866

NOTE G - LONG TERM DEBT, continued

Principal repayment for the following five years and thereafter are as follows:

Year ending December 31,	Amount
2005	$ 65,121
2006	65,121
2007	65,121
2008	65,121
2009 and thereafter	667,503
	$ 927,987

L. DOUGLAS SHELTON
CERTIFIED PUBLIC ACCOUNTANT
2650 THOUSAND OAKS BLVD., SUITE 2200
MEMPHIS, TENNESSEE 38118
901-433-1985
FAX 901-433-1995

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Our report on our audit of the basic financial statements of Bolton Financial Services, LLC for the year ended December 31, 2004 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
February 25, 2005

L. Douglas Shelton, CPA

BOLTON FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL
December 31, 2004

Total ownership equity from balance sheet		$3,337,689
Deduct ownership equity not allowable for net capital		-
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		3,337,689
ADDITIONS:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATE LIABILITIES		3,337,689
DEDUCTIONS AND/OR CHARGES:		
Total nonallowable assets from balance sheet	(1)	2,409,606
Secured demand note deficiency		-
Other deductions and/or charges		-
Other additions and/or allowable credits		-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		928,083
HAIRCUTS ON SECURITIES (COMPUTED WHERE APPLICABLE, PURSUANT TO 15c3-1(f)):		
Contractual securities commitments	-	
Subordinate securities borrowings	-	
Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
Undue concentration	-	
Other	-	-
NET CAPITAL- AUDITED	(2)	$ 928,083
NET CAPITAL PER UNAUDITED FOCUS REPORT PART II-A	(2)	$ 932,922

(1) Accounts receivable	$ 771,314
Intercompany receivables	126,958
Other assets	3,300
Property, plant and equipment	1,508,034
Total nonallowable assets	$2,409,606

(2) A difference existed between audited net capital and the net capital reported on the FOCUS REPORT PART II-A filed prior to the completion of the audit due to an audit entry to increase accounts payable by $4,839. (Please refer to FOCUS REPORT II-A-Computation of Net Capital, Line 1.

BOLTON FINANCIAL SERVICES, LLC
COMPUTATION OF BASIC NET CAPITAL AND
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
December 31, 2004

BASIC NET CAPITAL

(1) Minimum net capital required	$ 80,936
(2) Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	30,000
(3) Net capital requirement	80,936
(4) Excess net capital	847,147
(5) Excess net capital at 10%	806,679

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

(1) 6 2/3% of total aggregate indebtedness from balance sheet.
(2) Equal to minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of: minimum dollar net capital requirement, or 6 2/3% of total aggregate indebtedness.
(3) Greater of (1) or (2).
(4) Equal to net capital less net capital requirement (3).
(5) Equal to net capital less 10% of total aggregate indebtedness.

BOLTON FINANCIAL SERVICES, LLC
RULE 15c3-3
December 31, 2004

Pursuant to the exemption provision of Rule 15c3-3 of the Securities Exchange Act of 1934, Bolton Financial Services, LLC is exempt from Rule 15c3-3 under section (2)(B). The Focus Report Part II-A # 25 filed prior to the completion of the audit references the above exemption.

L. DOUGLAS SHELTON
CERTIFIED PUBLIC ACCOUNTANT
2650 THOUSAND OAKS BLVD., SUITE 2200
MEMPHIS, TENNESSEE 38118
901-433-1985
FAX 901-433-1995

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners
Bolton Financial Services, LLC
Memphis, Tennessee

We have examined the financial statements of Bolton Financial Services, LLC as of December 31, 2004, and have issued our report thereon dated February 25, 2005. As part of the examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and CFTC Regulation 1.16(d). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the company:

1. In making periodic computations of the minimum financial requirements pursuant to regulation 1.17; and
2. In making daily computations of the secured amount pursuant to regulation 30.7.

CFTC Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls, and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted auditing standards and CFTC Regulation 1.16(d), the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily required estimates and judgments by management.

However, for the purposes of this report under CFTC Regulation 1.16(d), the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting for the year ending December 31, 2004, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our examination of the financial statements. This report of such conditions does not modify our report dated January 29, 2004 on such financial statements.

J. Dempfer Shelton, CPA

Memphis, Tennessee
February 25, 2005